Exhibit 99.1

Coincheck Group N.V. Announces Strategic Partnership Between Coincheck, Inc. and Mercoin to Enable Crypto Asset Trading with Coincheck from Mercari App
Amsterdam, Netherlands – August 5, 2025 – Coincheck Group N.V. (Nasdaq: CNCK, “Coincheck Group”) today announced that its wholly owned subsidiary, Coincheck, Inc. (“Coincheck”), has entered into a strategic partnership with Mercoin, Inc. (“Mercoin”), a wholly owned subsidiary of Mercari, Inc. (TSE: 4385, “Mercari”).
Mercari is Japan’s largest community-powered marketplace app, enabling individuals to easily buy and sell a wide variety of items, including both new and pre-owned products, directly from their smartphones. Through this partnership, users of Mercari will be able to open Coincheck accounts and access Coincheck’s broad range of crypto asset trading services from directly within the Mercari app.
This collaboration marks a significant step toward expanding access to digital assets in everyday life in Japan by combining Coincheck’s trusted account and trading infrastructure with Mercari’s extensive user base.
Background and Objectives
Coincheck, Inc. operates under the mission of “Making Exchange of New Value Easier.” As of June 2025, Coincheck manages over JPY 1 trillion in customer assets and has maintained the No.1 spot in domestic crypto asset trading app downloads for six consecutive years (source: AppTweak)1.
Since its launch in March 2023, Mercoin’s Bitcoin trading service has attracted over 3 million users (as of December 2024)2, with approximately 90% being first-time cryptocurrency users. In 2024 alone, Mercoin opened approximately 1.72 million new accounts, representing about 58% of all new crypto asset accounts in Japan that year3.
Through this partnership, Mercari users will be able to seamlessly access a broader range of crypto assets beyond Mercoin’s current offerings of BTC, ETH, and XRP—all within the familiar Mercari interface.
About Coincheck Group N.V.
Coincheck Group N.V. is a NASDAQ-listed holding company based in the Netherlands. Its core subsidiary, Coincheck, Inc., operates one of Japan’s leading crypto asset trading platforms. Coincheck has ranked No.1 in crypto trading app downloads in Japan for six consecutive years (2019–2024)1.
Through advanced technology and robust security infrastructure, Coincheck aims to foster an ecosystem where new forms of value exchange—enabled by crypto assets and blockchain—can flourish.
Forward Looking Statements
This press release contains “forward-looking statements.” Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, goals, assumptions, or future events or performance are not statements of historical facts and may be “forward-looking statements.” Forward-looking statements are based on expectations, estimates, and projections at the time the statements are made and involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently
1 App download data provided by AppTweak (Jan 2019–Dec 2024)
2 Number of accounts opened for Mercari's crypto asset trading service as of December 2024
3 User survey results from Mercoin, December 2024

Exhibit 99.1

anticipated, including the risks discussed in the filings of Coincheck Group N.V. with the U.S. Securities and Exchange Commission (“SEC”), including its Annual Report on Form 20-F for the fiscal year ended March 31, 2025, as such factors may be updated from time to time, which are or will be accessible on the SEC’s website at www.sec.gov. Forward-looking statements may be identified through the use of words such as “expects,” “will,” “anticipates,” “estimates,” “believes,” or by statements indicating certain actions “may,” “could,” “should,” or “might” occur or similar words or phrases, or the negatives of those words or phrases. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required by law. You are cautioned not to place undue reliance on these forward-looking statements.

Coincheck Group N.V. Media Relations
For inquiries from the press regarding this release, please contact:
Coincheck Group N.V. Public Relations coincheckIR@icrinc.com

Coincheck Group N.V. Investor Relations
For inquiries from the press regarding this release, please contact:
coincheckIR@icrinc.com

Source: Coincheck Group N.V.
Released August 5, 2025